Enterra Energy Trust Announces First Quarter 2008 Financial and Operating Results

Calgary, Alberta – (Marketwire – May 14, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) announces its financial and operating results for the three months ended March 31, 2008.

“We continue to follow through on our objectives of debt reduction and cost control,” commented Blaine Boerchers, Chief Financial Officer of Enterra.  “In addition, substantial increases in commodity prices have resulted in a significant increase to funds from operations to $24.0 million during the quarter, compared to $18.0 million in the same period last year.  We are also very pleased with the result of our proactive approach to negotiate and sign gas marketing contracts, well in advance of these contracts expiring.  The result should be a substantial increase in revenue from our high heat value natural gas in Oklahoma, as well as an increase of $50.8 million to our proved plus probable reserves.  These contracts, representing 79% of our Oklahoma production, are a win-win for both parties, where Enterra receives higher index pricing based on heat content and our marketers received more committed acreage and an extended contract term.”

Enterra reported a net loss of $1.9 million ($0.03 per unit) during the quarter, compared to a loss of $62.8 million ($1.12 per unit) in the same period last year.  The first quarter 2008 loss is due primarily to unrealized mark-to-market losses of $6.8 million on commodity risk management contracts as a result of stronger than anticipated commodity prices.

Capital expenditures during the quarter were $9.4 million.  Enterra participated in the drilling of seven (1.5 net) wells with a 100% success rate.

First Quarter Summary
	Three months ended March 31
	2008	2007	Change
Average sales volume (boe/day)	10,894	11,856	(8%)
Revenues (in thousands)	$53,503	$44,010	22%
Funds from operations(1) (in thousands)	$24,043	$17,964	34%
Average sales price realized per boe	$60.84	$51.04	19%
Royalties per boe	$13.22	$11.24	18%
Operating expense per boe	$14.03	$14.59	(4%)
Operating netback(2) per boe	$33.59	$25.21	33%
G&A expense per boe	$6.10	$5.66	8%
Interest expense per boe	$4.90	$4.53	8%
Corporate netback(2) per boe	$22.59	$15.02	50%

(1)

Funds from operations is a non-GAAP financial measure. Refer to non-GAAP financial measures section of the Trust’s Management’s Discussion and Analysis (“MD&A”) for a reconciliation of this measure.

(2)

Netback is a non-GAAP financial measure. Refer to non-GAAP financial measures section of the Trust’s MD&A for a reconciliation of this measure.

The Trust’s complete unaudited consolidated financial statements, accompanying notes and MD&A for the quarter are available on Enterra's website at www.enterraenergy.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Barrels of Oil Equivalent

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com